Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 3 DATED JUNE 11, 2020
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2019
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Unaudited Pro Forma Financial Statements of Jamestown Invest 1, LLC and Subsidiaries as of and for the year ended December 31, 2019 and as of March 31, 2020 and for the period January 1, 2020 to March 31, 2020;
•Audited Statement of Revenues and Certain Operating Expenses of JT Invest 1 Dairies, LLC as of December 31, 2019 in accordance with Rule 8-06 of Regulation S-X promulgated by the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
Pro Forma Condensed Financial Information (unaudited)

Unaudited Pro Forma Condensed Financial Information	F-1

Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2019	F-3

Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2019	F-4

Unaudited Pro Forma Condensed Statement of Operations for the Period January 1, 2020 to March 31, 2020	F-5

Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2020	F-6

Historical Financial Statements

Report of Independent Registered Public Accounting Firm	F-7

Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018	F-8

Consolidated Statements of Operations for the Year Ended December 31, 2019 and for the Period August 3, 2018 (inception) to December 31, 2018	F-9

Consolidated Statements of Members' Equity for the Year Ended December 31, 2019 and for the Period August 3, 2018 (inception) to December 31, 2018	F-10

Consolidated Statements of Cash Flows for the Year Ended December 31, 2019 and for the Period August 3, 2018 (inception) to December 31, 2018	F-11

Notes to Consolidated Financial Statements	F-12 through F-16

JT INVEST 1 DAIRIES, LLC
Independent Auditor's Report	F-17

Audited Statement of Revenues and Certain Operating Expenses for the Year Ended December 31, 2019	F-18

Notes to the Statement of Revenues and Certain Operating Expenses for the Year Ended December 31, 2019	F-19 through F-21

The following sets forth the unaudited pro forma condensed statement of operations for the year ended December 31, 2019 and the unaudited pro forma condensed balance sheet as of December 31, 2019 for Jamestown Invest 1, LLC and subsidiaries. The unaudited pro forma condensed financial information is being presented as if the acquisition of the Southern Dairies property by the Operating Partnership had occurred as of January 1, 2019. The unaudited pro forma condensed statement of operations and the unaudited pro forma condensed balance sheet are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor are they indicative of future operating results.

Jamestown Invest 1, LLC and subsidiaries (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it will acquire and hold the investments.

On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share. A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company has sold 550,100 common shares at the initial per share price of $10.00 per share in a private placement prior to the offering statement being declared “qualified” by the SEC. The offering statement was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. In the aggregate, JAMESTOWN, L.P. (the "Sponsor" or "Jamestown"), the owner of the Manager, purchased 86,550 common shares for an aggregate purchase price of $865,500. Between January 1, 2020 and March 12, 2020, the Company sold 185,150 shares at a share price of $10.00 per share totaling $1,851,500. Of the 185,150 shares sold, 113,450 shares totaling $1,134,500 were sold to our Sponsor, a related party.

On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Joint Venture”) from Jamestown for total consideration of $7,279,065. The Joint Venture owns a historic five-building 80,000 square foot boutique creative office campus located in Atlanta, Georgia known as "Southern Dairies" or the "Property" and is approximately 91% leased to ten tenants. See Form 1-U - "Property Acquisition" and "Joint Venture Agreement" - March 12, 2020 for more information. The consideration paid by the Company was funded using the net proceeds from the net proceeds from the Company's public offering and private placement.

The following unaudited pro forma condensed financial statements as of and for the year ended December 31, 2019 and as of March 31, 2020 and for the period between January 1, 2020 and March 31, 2020, are derived from the Company's historical consolidated annual and interim financial statements.

The unaudited pro forma financial statements are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable under the circumstances, as set forth in the notes to the unaudited pro forma financial statements. You should read the following information together with the information contained under the captions “Risk Factors” and “Plan of Operations,” the Company’s audited balance sheet and the notes thereto, and the JT Invest Dairies, LLC’s statement of revenues and certain operating expenses and the notes thereto, each as included in the offering circular.

The unaudited pro forma condensed financial statements as of and for the year ended December 31, 2019, reflect the following transactions and adjustments:

(a)	Since the interest in the Joint Venture was acquired at the Sponsor's undepreciated basis, a $411,262 purchase price adjustment was made to adjust the Sponsor's book basis to the purchase price. The pro forma adjustments represent depreciation and amortization incurred from January 1, 2019 to October 3, 2019 related to the stepped up basis in real estate and intangibles recorded under ASC 805.
(b)	The Sponsor entered into new service agreements to provide property management services for a monthly fee of 2.5% of gross receipts resulting in a pro forma adjustment decrease to Property management fees. The property management agreement also included a payroll allocation of $59,826 per year resulting in a pro forma increase to General and administrative expenses for the period January 1, 2019 to October 3, 2019.
(c)	A pro forma adjustment was made to Asset management fee - related party and Fund administrative fee - related party to reflect twelve months of expense.
(d)	The Joint Venture obtained a loan in the amount of $21,240,000 with an all-in rate of 2.683% fixed by an interest rate swap. A pro forma adjustment was made to record interest expense as if the loan was obtained January 1, 2019. In addition, the Joint Venture incurred debt issuance costs in the amount of $521,527. Debt issuance costs are amortized over the loan term which matures March 12, 2025. Loan amortization from January 1, 2019 to December 31, 2019 was $104,191 and is included in Interest expense.
(e)	An adjustment to cash was made to reflect the fund cash used to purchase the interest in the Joint Venture.
(f)	A pro forma adjustment was made to allocate the Non-controlling interest as of December 31, 2019.
(g)	A pro forma adjustment was made to Members' equity to reflect the net impact of adjustments (a) through (f) above.

The unaudited pro forma condensed financial statements as of March 31, 2020 and the period from January 1, 2020 to March 31, 2020 include the following transactions and adjustments:

(a)	Since the interest in the Joint Venture was acquired at the Sponsor's undepreciated basis, a $411,262 purchase price adjustment was made to adjust the Sponsor's book basis to the purchase price. The pro forma adjustment represents depreciation incurred from January 1, 2020 to March 11, 2020 related to this purchase price adjustment.
(b)	A pro forma adjustment for Interest expense was made to represent interest and loan amortization from January 1, 2020 through March 11, 2020.
(c)	A pro forma adjustment was made to allocate the Non-controlling interest of the above proforma adjustments for the period January 1, 2020 through March 11, 2020.
(d)	A pro forma adjustment was made to Members' equity to reflect the net impact of adjustments (a) and (c) above.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	Jamestown Invest 1, LLC	Jamestown Invest 1 Dairies, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Rental income	$—	$1,936,819	$400,443	(a)	$2,337,262
Other income	19,925	1,730	—		21,655
Total revenues	19,925	1,938,549	400,443		2,358,917

Operating costs and expenses:
Operating and maintenance	—	269,613	—		269,613
Property management fees	—	83,006	(34,586)	(b)	48,420
Real estate taxes	—	72,481	—		72,481
General and administrative	29,303	38,355	45,238	(b)	112,896
Insurance	—	24,516	—		24,516
Depreciation and amortization	—	348,592	1,085,730	(a)	1,434,322
Asset management fee - related party	13,680	—	81,444	(c)	95,124
Fund administrative fee - related party	6,566	—	39,093	(c)	45,659
Total operating costs and expenses	49,549	836,563	1,216,919		2,103,031
Operating income	(29,624)	1,101,986	(816,476)		255,886

Other income and expenses:
Interest expense	—	—	(678,353)	(d)	(678,353)
Total other expenses	—	—	(678,353)		(678,353)

Net income (loss)	(29,624)	1,101,986	(1,494,829)		(422,467)
Less: net (income) loss - non-controlling interest	—	—	133,430	(f)	133,430
Net income (loss) attributable to Jamestown Invest 1, LLC	$(29,624)	$1,101,986	$(1,361,399)		$(289,037)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
DECEMBER 31, 2019
	Jamestown Invest 1, LLC	JT Invest 1 Dairies, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets:
Real estate	$—	$34,141,752	$66,029	(a)	$34,207,781
Cash and cash equivalents	5,718,072	242,272	(5,718,072)	(e)	242,272
Restricted cash	—	103,308	—		103,308
Other assets	8,300	2,273,718	(740,497)	(a)	1,541,521
Total assets	$5,726,372	$36,761,050	(6,392,540)		36,094,882

Liabilities:
Mortgage loan payable, net of debt issuance costs	—	—	20,822,664	(d)	20,822,664
Other liabilities	49,496	2,178,422	(400,443)	(a)	1,827,475
Total liabilities	49,496	2,178,422	20,422,221		22,650,139

Members' Equity:
Members' equity	5,676,876	34,582,628	(33,422,871)	(g)	6,836,633
Non-controlling interest	—	—	6,608,110	(f)	6,608,110
Total liabilities and members' equity	$5,726,372	$36,761,050	(6,392,540)		36,094,882

(a)	On March 12, 2020, the fund acquired a 51% interest in the Joint Venture (which owns the Property), from the Sponsor. In accordance with ASC 805, the Joint Venture was considered an acquisition and not a business combination. Since the interest in the Joint Venture was acquired at the Sponsor's undepreciated basis, $411,262 purchase price adjustment was made to adjust the Sponsor's book basis to the purchase price. The pro forma adjustments represent depreciation and amortization incurred from January 1, 2019 to October 3, 2019 related to the stepped up basis in real estate and intangibles recorded under ASC 805.
(b)	The Sponsor entered into new service agreements to provide property management services for a monthly fee of 2.5% of gross receipts resulting in a pro forma adjustment decrease to Property management fees. The property management agreement also included a payroll allocation of $59,826 per year resulting in a pro forma increase to General and administrative expenses for the period January 1, 2019 to October 3, 2019.
(c)	A pro forma adjustment was made to Asset management fee - related party and Fund administrative fee - related party to reflect twelve months of expense.
(d)	On March 12, 2020, the Joint Venture obtained a loan in the amount of $21,240,000 with an all-in rate of 2.683% fixed by an interest rate swap. A pro forma adjustment was made to record interest expense as if the loan was obtained January 1, 2019. In addition, the Joint Venture incurred debt issuance costs in the amount of $521,527. Debt issuance costs are amortized over the loan term which matures March 12, 2025. Loan amortization from January 1, 2019 to December 31, 2019 was $104,191 and is included in Interest expense.
(e)	A pro forma adjustment to cash was made to reflect the fund cash used to purchase the interest in the Joint Venture.
(f)	On March 12, 2020, the Fund acquired 51% of the Joint Venture, therefore a pro forma adjustment was made to allocate the Non-controlling interest.
(g)	A pro forma adjustment was made to Members' equity to reflect the net impact of adjustments (a) through (f).

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2020 TO MARCH 31, 2020

	JT Invest 1	Jamestown Invest 1 Dairies, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Rental income	$—	$643,847	$—		$643,847
Other income	17,327	1,900	—		19,227
Total revenues	17,327	645,747	—		663,074

Operating costs and expenses:
Operating and maintenance	—	55,306	—		55,306
Property management fees	—	10,955	—		10,955
Real estate taxes	—	123,846	—		123,846
General and administrative	29,708	54,602	—		84,310
Insurance	—	3,904	—		3,904
Depreciation and amortization	—	322,582	912	(a)	323,494
Asset management fee - related party	23,609	—	—		23,609
Fund administrative fee - related party	11,332	—	—		11,332
Total operating costs and expenses	64,649	571,195	912		636,756
Operating income	(47,322)	74,552	(912)		26,318

Other income and expenses:
Interest expense	—	(37,084)	(131,648)	(b)	(168,732)
Total other expenses	—	(37,084)	(131,648)		(168,732)

Net income (loss)	(47,322)	37,468	(132,560)		(142,414)
Less: net (income) loss - non-controlling interest	—	(18,359)	64,954		46,595
Net income (loss) attributable to Jamestown Invest 1, LLC	$(47,322)	$19,109	$(67,606)		$(95,819)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
MARCH 31, 2020

	Jamestown Invest 1, LLC	JT Invest 1 Dairies, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets:
Real estate assets, at cost	$—	$34,107,374	$(912)	(a)	$34,106,462
Cash and cash equivalents	353,482	411,131	—		764,613
Restricted cash	—	103,308	—		103,308
Other assets	—	1,408,603	—		1,408,603
Total assets	$353,482	$36,030,416	$(912)		$36,382,986

Liabilities:
Mortgage loan payable, net of debt issuance costs	—	20,828,373	20,267	(b)	20,848,640
Other liabilities	113,928	2,549,374	—		2,663,302
Total liabilities	113,928	23,377,747	20,267		23,511,942

Members' Equity:
Members' equity	239,554	6,452,861	(10,801)	(d)	6,681,614
Non-controlling interest	—	6,199,808	(10,378)	(c)	6,189,430
Total liabilities and members' equity	$353,482	$36,030,416	$(912)		$36,382,986

(a)	Since the interest in the Joint Venture was acquired at the Sponsor's undepreciated basis, a $411,262 purchase price adjustment was made to adjust the Sponsor's book basis to the purchase price. The pro forma adjustment represents depreciation incurred from January 1, 2020 to March 11, 2020 related to this purchase price adjustment.
(b)	The pro forma adjustment for Interest expense was made to represent interest and loan amortization from January 1, 2020 through March 11, 2020.
(c)	On March 12, 2020, the Fund acquired 51% of the Joint Venture, therefore a pro forma adjustment was made to allocate the Non-controlling interest.
(d)	A pro forma adjustment was made to Members' equity to reflect the net impact of adjustments (a) and (c) above.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamestown Invest 1, LLC and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jamestown Invest 1, LLC, a Delaware Limited Liability Company, and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2019 and the period August 3, 2018 (inception) to December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for the year ended December 31, 2019 and the period August 3, 2018 (inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moore, Colson & Company, P.C.

We have served as the Company’s auditor since 2018.

Atlanta, Georgia
April 28, 2020

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets:
Cash and cash equivalents	$5,718,072	$5,000
Interest receivable	8,300	—
Total assets	$5,726,372	$5,000

Liabilities:
Accounts payable and accrued expenses	$29,250	$—
Due to related party	20,246	—
Total liabilities	49,496	—

Members' Equity:
Members' equity (570,650 and 50,000 common shares outstanding at December 31, 2019 and 2018, respectively, at $10.00 per share)	5,706,500	500,000
Members' commitments	—	(495,000)
Accumulated deficit	(29,624)	—
Total members' equity	5,676,876	5,000
Total liabilities and members' equity	$5,726,372	$5,000

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31, 2019	For the Period August 3, 2018 (inception) to December 31, 2018
Revenues:
Interest income	$19,925	$—
Total income	19,925	—

Expenses:
General and administrative expenses	29,303	—
Asset management fee - related party	13,680	—
Fund administrative fee - related party	6,566	—
Total expenses	49,549	—

Net income (loss)	$(29,624)	$—

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

	Common Shares	Amount	Accumulated Deficit	Total Members' Equity
Balance at August 3, 2018	—	$—	$—	$—
Member formation capital contribution		5,000	—	5,000
Net income	—	—	—	—
Balance at December 31, 2018	—	5,000	—	5,000
Proceeds from issuance of common shares - Reg D	550,100	5,501,000	—	5,501,000
Proceeds from issuance of common shares - Reg A	20,550	205,500	—	205,500
Return of member formation capital	—	(5,000)	—	(5,000)
Net loss	—	—	(29,624)	(29,624)
Balance at December 31, 2019	570,650	$5,706,500	$(29,624)	$5,676,876

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2019	For the Period August 3, 2018 (inception) to December 31, 2018
Cash flows from operating activities:
Net income (loss)	$(29,624)	$—
Changes in assets and liabilities:
Interest receivable	(8,300)	—
Accounts payable and accrued expenses	29,250	—
Due to related parties	20,246	—
Net cash provided by operating activities	11,572	—
Cash flows from financing activities:
Proceeds from issuance of common shares	5,706,500	—
Member formation capital contribution	—	5,000
Return of member formation capital	(5,000)	—
Net cash provided by financing activities	5,701,500	5,000
Net increase in cash and cash equivalents	5,713,072	5,000
Cash and cash equivalents, beginning of year/period	5,000	—
Cash and cash equivalents, end of year/period	$5,718,072	$5,000

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

1.  Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it will acquire and hold the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company has sold 550,100 common shares at the initial per share price of $10.00 per share in a private placement prior to the offering statement being declared “qualified” by the SEC. The Company was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. In the aggregate, JAMESTOWN, L.P. (the "Sponsor"), the owner of the Manager, purchased 86,550 common shares for an aggregate purchase price of $865,500.

2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.
Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.
Cash and Cash Equivalents
The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Organization, Offering and Related Costs
Organization and offering costs of the Company are being paid by the Manager. These organization and offering costs include all expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will not be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.
Share Redemptions
The Company intends to adopt a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post- Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%
(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (Note 3).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

Because the NAV per share will be calculated at the end of each quarter, beginning March 31, 2020, the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operating as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Revenue Recognition
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
The majority of the Company’s revenue will be earned through the lease of rental space at its underlying properties. These revenues will be accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840). Other revenues, as a whole, are expected to be immaterial to total revenues and will be accounted for as revenues from contracts with customers in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).
The Company's primary source of revenue will be income arising from lease or license agreements which may include base rent, percentage rent, or reimbursements from tenants for real estate taxes, insurance, and other operating expenses. Base rent will be recognized when due in accordance with the terms of the respective agreements. The Company will recognize the reimbursement of expenses from tenants as the related expenses are incurred. Percentage rents will be recognized once the thresholds are achieved and the amounts become determinable. In addition, termination fees arising from contractual agreements with tenants will be considered lease modifications. The Company will recognize the income upon execution of the agreement. Lease revenues will be accounted for in accordance with ASC 840.
Expenses are recognized when incurred.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02),which is expected to result in lessees recognizing most leased assets on the balance sheet. Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09. ASU 2016-02 currently will be effective for fiscal years beginning after December 15, 2020. It is anticipated that ASU 2016-02 will be subsequently amended and will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted and a number of practical expedients may also be elected. Management is currently evaluating the impact ASU 2016-02 will have on the Company's consolidated financial statements.

3. Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
Effective October 23, 2019, the Company will pay the Manager a quarterly asset management fee equal to 1.25% per annum, based on net offering proceeds until March 31, 2020, after which it will be based on NAV at the end of the prior quarter. For the year ended December 31, 2019, the Company paid an asset management fee of $13,680 based on the net offering proceeds of $5,706,500 received for the period October 23, 2019 to December 31, 2019.

Effective October 23, 2019, the Company will pay the Manager a quarterly fund administration fee equal to 0.60% per annum, based on net offering proceeds until March 31, 2020, after which it will be based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. For the year ended December 31, 2019, the Company paid a fund administration fee of $6,566 based on the net offering proceeds of $5,706,500 received for period October 23, 2019 to December 31, 2019.

The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
The Company will also pay the Manager a disposition fee from the disposition of any investment. The fee is calculated as 1% of the contract sale price of the asset, and is deducted at the time such payment from the disposition of the asset is received. Fees may be waived at the Manager’s sole discretion.
Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, will hold a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be our NAV as of the redemption date (including any accrued Participation Allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company.

4. Economic Dependency
Under various agreements, the Company has engaged or will engage Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

5. Subsequent Events
Between January 1, 2020 and April 28, 2020, the Company sold 191,000 shares and 1,497 shares at a share price of $10.00 per share and $10.02 per share, respectively, totaling 192,497 shares and $1,925,000. Of the 192,497 shares sold, 113,450 shares totaling $1,134,500 were sold to the Sponsor, a related party.
On March 12, 2020, the Operating Partnership acquired a 51% controlling interest in JT Invest 1 Dairies, LLC, (the "Dairies JV") a historic five-building, 80,000 square foot boutique creative office campus in Atlanta, Georgia. The Company acquired its interest from the Sponsor for a purchase price of $7,279,065. The Sponsor remains a partner in the Dairies JV retaining the remaining 49% minority interest.

Recently, a pandemic of a novel strain of coronavirus (COVID-19) emerged globally. Although it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19. In addition, there have been calls from federal, state and local authorities regarding shelter in place orders which could negatively impact the Company’s business. The Company holds an asset in Georgia, which, as of the date of this report, is subject to state and/or local governmental orders to shelter in place and similar restrictions, which limits the use of the Company's asset. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic.

INDEPENDENT AUDITOR’S REPORT
Jamestown Invest 1, LLC and Subsidiaries
JT Invest 1 Dairies, LLC
We have audited the accompanying statement of revenues and certain operating expenses of JT Invest 1 Dairies, LLC (the “Company”) for the year then ended December 31, 2019, and the related notes to the statement of revenues and certain operating expenses.
Management’s Responsibility for the Statement of Revenues and Certain Operating Expenses
Management is responsible for the preparation and fair presentation of the statement of revenues and certain operating expenses in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues and certain operating expenses that is free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on the statement of revenues and certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain operating expenses is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues and certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statement of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain operating expenses.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the statement of revenues and certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Company’s statement of revenues and certain operating expenses for the year ended December 31, 2019 in accordance with accounting principles generally accepted in the United States.

Emphasis of a Matter
We draw attention to Note 2 to the statement of revenues and certain operating expenses, which describes that the accompanying statement of revenues and certain operating expenses was prepared for the purpose of complying with the rules and regulations under Rule 8-06 of Regulation S-X of the Securities and Exchange Commission (for inclusion in the Form 1-U of Jamestown Invest 1, LLC and Subsidiaries) and is not intended to be a complete presentation of JT Invest 1 Dairies, LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Moore, Colson & Company, P.C.

Atlanta, Georgia
June 11, 2020

JT INVEST 1 DAIRIES, LLC
STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

	For the period January 1, 2019 to October 3, 2019 (Prior Owner)	For the period October 4, 2019 to December 31, 2019 (Sponsor)	Total
REVENUES:
Rental revenue	$1,227,858	$532,192	$1,760,050
Reimbursement revenue	131,160	45,609	176,769
Other income	—	1,730	1,730
Total revenues from operations	1,359,018	579,531	1,938,549

CERTAIN OPERATING EXPENSES:
Operating and maintenance	211,132	58,481	269,613
Property management fees	75,847	7,159	83,006
Real estate taxes	54,808	17,673	72,481
General and administrative	10,789	27,566	38,355
Insurance	21,704	2,812	24,516
Total expenses	374,280	113,691	487,971
Excess of revenues over certain operating expenses	$984,738	$465,840	$1,450,578

JT INVEST 1 DAIRIES, LLC
NOTES TO THE STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

1. Description of Real Estate Property Acquired

The statement of revenues and certain operating expenses (the "financial statement") for the period from January 1, 2019 to December 31, 2019 relates to the operations of a historic five-building, 80,000 square foot boutique creative office campus in Atlanta, Georgia known as "Southern Dairies" or the "Property".

On October 4, 2019, the Sponsor acquired the Property from an independent third party (Prior Owner) for a purchase price of $34.5M . On March 12, 2020, Jamestown Invest 1, LLC indirectly acquired a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Joint Venture") for $7,297,065. The Sponsor retains ownership of the remaining 49% interest in the Joint Venture.

2.  Basis of Accounting

The accompanying Statement of Revenues and Certain Operating Expenses is presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statement excludes certain historical expenses that are not comparable to the proposed future operations of the Property such as amortization, depreciation, interest, and corporate expenses not directly related to the future operations of the Property. Therefore, the statements will not be comparable to the statements of operations of the Property after its acquisition by the Joint Venture.

The accompanying financial statements are presented in conformity with Rule 8-06 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the financial statement is not representative of the actual operations for the audited period presented, as certain expenses which may not be comparable to the expenses expected to be incurred in the future operations of the Joint Venture have been excluded. Expenses excluded consist of amortization, deprecation, interest, and corporate expenses not directly related to the future operations of the Property.

3.  Significant Accounting Policies

Revenues and expenses

The majority of the Joint Venture's revenue is earned through the lease of rental space at the Property. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840). Other revenues, as a whole, are immaterial to total revenues and are accounted for as revenues from contracts with customers in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).

The Joint Venture's primary source of revenue is income arising from lease or license agreements which may include base rent, percentage rent, or reimbursements from tenants for real estate taxes, insurance, and other operating expenses. Base rent is recognized on a straight-line basis over the terms of the related leases. The Joint Venture recognizes the reimbursement of expenses from tenants as the related expenses are incurred. Percentage rents are recognized once the thresholds are achieved and the amounts become determinable. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Joint Venture recognizes the income upon execution of the agreement. Lease revenues are accounted for in accordance with ASC 840.

Expenses are recognized when incurred.

Use of Estimates

The preparation of the statement of revenues and certain operating expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

4. Related Party

The Joint Venture may retain one or more of its affiliates (Affiliate) to perform services for the Property, including property management, leasing, construction management, sustainability consulting, and other services.

Effective October 4, 2019, an Affiliate serves as the property management company for the Property and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the period October 4, 2019 to December 31, 2019, the Property incurred $7,159 in related party property management fees which are included in the accompanying financial statement.

5. Future Minimum Rental Commitments

Year Ending December 31,	Total Amounts Due
2020	$1,262,874
2021	1,072,606
2022	865,733
2023	686,238
2024	120,946
Thereafter	124,572
Total	$4,132,969

As of December 31, 2019, three tenants accounted for 29%, 26% and 17% of the future minimum rents of the Property. The leases expire in 2023, 2023 and 2025, respectively.

As of December 31, 2019, the Property was 91% leased to ten tenants.

6. Commitments and Contingencies

Commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In management's opinion, these matters are not expected to have a material adverse effect on the Property's future operating results.

7.  Subsequent Events

In accordance with accounting standards, the Joint Venture has evaluated events and transactions occurring from January 1, 2020 through June 11, 2020, the date the statement of revenues and certain operating expenses were available for issuance. Management has concluded that there were no significant events requiring recognition other than those described herein and below.

Recently, a pandemic of a novel strain of coronavirus (COVID-19) emerged globally. Although it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact, the Joint Venture could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19. In addition, there have been calls from federal, state and local authorities regarding shelter in place orders which could negatively impact the Joint Venture’s business. The Joint Venture holds an asset in Georgia, which was subject to shelter in place restrictions that have since been lifted, which limited the use of the Joint Venture's asset.

As a result of the shelter in place, some of the Joint Venture’s tenants have been negatively impacted by the pandemic. The Joint Venture has experienced delinquencies in certain rental payments as a result. In an effort to assist tenants, the Joint Venture's rent relief strategy is to provide rent deferrals to certain tenants, among other measures, with length and repayment terms determined on a case-by-case basis. The extent of the impact of COVID-19 on the Joint Venture's operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and its impact on the Joint Venture's tenants, as well as the effectiveness and duration of response efforts, all of which are uncertain and cannot be predicted at this time. As a result, valuations and incomes in the current and future quarters may change more rapidly and significantly than under standard market conditions. The extent of the impact of COVID-19 on the Joint Venture’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	June 11, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated November 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.